VIA EDGAR

March 2, 2012

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	General Aircraft, Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 Filed February 3, 2012 File No. 333-178082

Dear Ms. Nguyen:

We write on behalf of General Aircraft, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in a letter dated February 15, 2012, by Loan Lauren P. Nguyen, Special Counsel of the Commission’s Division of Corporation Finance, commenting on the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed February 3, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Prospectus Summary, page 5

1.                   We note your response to our prior comment 2 and reissue in part. Please revise to disclose the month you will run out of funds without additional capital. Also revise to state, if true, that you must raise additional capital in order to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 months. If you cannot estimate the funds you will need, you may provide a projection based on the current number of hours of operation of your helicopter. Lastly, please revise to also disclose your cash on hand as of a more recent practicable date.

Response: The fourth paragraph on Page 5 in the Summary section has been revised to read as follows:

“As of March 1, 2012, our cash on hand was $11,355.40. This figure does not include expected gross revenue of $5,259.85 from helicopter rental during the month of February, 2012, which we expect to receive in the near future. During the three months ended November 30, 2011, we experienced negative cash flow of $1,826, or approximately $608.66 per month. Some of our expenses, such as fuel, maintenance, and management fees, are dependent entirely upon the rental operating time of our helicopter. Certain other expenses, however, are incurred regardless of whether or how intensively our helicopter is operated. These include $1,417.17 per month for insurance, $350 per month for parking, and approximately $35.80 per month for our GPS update card. In addition, we project that our ongoing legal and accounting compliance costs will be approximately $1,000 per month. We therefore will require at least $2,802.97 per month in cash regardless of whether or how much or helicopter is rented-out at hourly rates. Based upon management’s estimate that our helicopter will be rented-out for approximately 500 hours per year, we believe that revenue from rental operation of our helicopter will generally be able to supply the great bulk of our cash needs. Even if we are able to rent our helicopter for the projected 500 hours during our first full year of operations, however, our ability to generate revenues will be limited and we do not expect to generate a net profit. As discussed in more detail in our Plan of Operations for the current fiscal year at Page 24 of this Prospectus, we currently project a net loss of approximately $8,219.50 for our first full fiscal year. In addition, if the rental hours for our helicopter are significantly less than anticipated, we will require significant additional cash to sustain our ongoing operations. The amount and timing of the additional cash we may need to maintain our current operations, if any, is difficult to predict with any certainty and will depend upon the number of rental hours for which our helicopter is operated. Through March 1, 2012, we have rented our helicopter for 156.7 hours. Based on our financial results thus far and the number of our actual hours of helicopter rental to date, management estimates that we may run out of funds without additional capital in September or October of 2012. This estimate does not, however, account for anticipated seasonal increase in the number of rental hours during the late Spring and Summer of 2012. In the event that our rental hours and financial results to date are representative of our performance for the remainder of the year, or in the event that our expenses increase unexpectedly, we may need an additional $10,000 to $15,000 in September or October of 2012 in order to continue in operations. The uses of these funds would be for general working capital and professional expenses, as detailed below and in the “Use of Proceeds” section in this Prospectus.

In addition, if we are unable to secure additional capital, we will be unable to pursue the full business plan and planned expanded operations as outlined in this Prospectus and we will be vulnerable to business failure in the event of unusual or unexpected expenses. We are seeking a total of $35,000 in this Offering, and, as explained in the Use of Proceeds section herein, we intend to use those funds during the current fiscal year as follows:

$20,000 for use as a down payment on an additional aircraft

$10,000 for general working capital purposes

$5,000 to be used toward legal and accounting expenses”

2.                   We note your disclosure here and on page 19 that you pay $350 per month for parking. In Note 6 on page F-18, however, you state that you pay $450 per month for parking. Please revise for consistency or advise.

Response: Note 6 on Page F-18 and Note 8 on Page F-10 have been revised to reflect the correct monthly parking charge of $350.

3.                   Please revise to remove the word “small” to describe your net loss on page 5.

Response: The word “small” has been removed from the discussion on Page 5.

4.                   Please balance the disclosure in the first sentence of the fifth paragraph on page 5 to disclose the number of hours that you have been able to rent out your helicopter since inception.

Response: As discussed in the Response to Comment 1, above, the total number of hours of operation through March 1, 2012 are now included in the discussion in the fourth and fifth paragraphs on Page 5.

The Offering, page 6

5.                   The balance sheet data as of November 30, 2011 is not consistent with your historical balance sheet as presented on page F-11. Please revise as appropriate to correct and/or complete the table.

Response: The November 30, 2011 balance sheet data in the Summary Financial Information table on Page 6 contained a typographical error regarding the cash balance on November 30, 2011. The error has been corrected to reflect the correct cash balance of $8,174 as of November 30, 2011.

Note 3 – Fixed Assets, page F-9

6.                   Refer to your response to our prior comment 15. Please expand your disclosures here or in Note 6 to disclose the information provided to the staff in your response.

Response: The information provided in response to prior Comment 15 has been added to the discussion of the agreement with Elite Aviation in Note 8 (Subsequent Events) to the audited financials for the fiscal year ended August 31, 2011 on Page F-10 and to Note 6 (Related Party Transactions) to unaudited financials for the quarter ended November 30, 2011 on Page F-18.

Note 5 – Long Term Debt, page F-9

7.                   Refer to our prior comment 13. Please revise your discussion of long term debt to specifically state, if true, that the counter party is an unrelated third party.

Response: A specific statement that the counter-party to the long term debt is an unrelated third party has been added to Note 5 (Long Term Debt) to the audited financials for the fiscal year ended August 31, 2011 on Page F-9 and to Note 5 (Long Term Debt) to unaudited financials for the quarter ended November 30, 2011 on Page F-17.

2

Unaudited Financial Statements

Note (I) Revenue Recognition, page F-16

8.                   Please update your footnotes. You appear to have recognized revenues during the period.

Response: Footnote (I) on Page F-16 has been revised to reflect that the Company has generated revenues.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 24

Planned Operations for Fiscal Year Beginning September 1, 2011, page 24

9.                   We note your response to our prior comment 10; however, you continue to describe a profit of $48,000 in the first year of operations on page 25. Please revise your disclosure for consistency or advise. Also revise the prospectus summary to clarify your limited ability to generate revenues even if you rent your helicopter for 500 hours during the fiscal year.

Response: The fourth paragraph on Page 25 has been revised to read as follows:

“Assuming an average rental rate for our current helicopter of $370 per hour and a total of 500 rental hours during the fiscal year beginning September 1, 2011, we currently anticipate gross revenue from our Robinson R44 Raven II helicopter of $185,000 during the current fiscal year. As discussed in more detail under Expenses and Revenue Model, above, our estimated costs of operation for this aircraft are $274 per hour based upon 500 hours of operation. This estimate of per-hour operating costs includes a pro rata allocation of all costs for fuel, maintenance, insurance, parking, and other expenses. Management fees payable to Elite, our third-party management company, range from 15% to 19% of the gross revenue generated. Assuming a blended fee rate of 17%, total management fees paid to Elite over the course of 500 hours of operation would $31,450. During the current fiscal year, we will be required to make one bi-annual payment on our aircraft loan in the amount of $6,384.76. During our first full year of operations, we therefore expect to run a projected net loss of approximately $8,219.50. In addition, there is no guarantee that we will be able to rent our existing aircraft for the estimated 500 hours. Without additional financing, we will operate with little or no reserves for extraordinary or unexpected maintenance or similar expenses. Depending on the number of rental hours for our helicopter over the remainder of the current fiscal year, we may require additional capital in the amount of $10,000 to $15,000 to remain in operations past September or October of 2012.”

In addition, as discussed in the Response to Comment 1, above, the following statement is included in the revised version of the fourth paragraph on Page 5 in the summary section:

“Even if we are able to rent our helicopter for the projected 500 hours during our first full year of operations, however, our ability to generate revenues will be limited and we do not expect to generate a net profit.”

Please feel free to contact me should you require additional information at (702) 838-7522 and/or rjv@vsalegal.com.

Sincerely,

/s/ Rory Vohwinkel

Rory Vohwinkel, Esq.

Enclosure (Acknowledgment by the Company)

3

GENERAL AIRCRAFT, INC.

5389 Golden Barrel AVE.

las vegas, nevada 89141

(702) 493-5038

VIA EDGAR

March 2, 2012

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	General Aircraft, Inc. (the “Company”) Amendment No. 3 to Registration Statement on Form S-1 Filed January 11, 2012 File No. 333-178082

Dear Ms. Nguyen:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated February 15, 2012 by Loan Lauren P. Nguyen, Special Counsel of the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•         Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General Aircraft, Inc.

By: /s/ Ian Johnson

Ian Johnson,

President and Chief Executive Officer